UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Iroquois Valley Farmland REIT, PBC

(Exact name of registrant as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

708 Church Street, Suite 212,

Evanston, IL 60201

(Mailing Address of principal executive offices)

(847) 859-6645

Issuer’s telephone number, including area code

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ITEM 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Warning: Forward-Looking Statements

This section includes “forward-looking statements,” meaning statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.” The statement “We expect that global demand for food will grow” is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We expect that global demand for food will grow” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described in the “Risk Factors” section of our Offering Circular.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

Warning: No Audit

Except where specifically noted for financial information relating to the annual period ending December 31, 2022, none of the financial information in this discussion has been audited or reviewed by our independent auditors.

Consolidated Reports

Iroquois Valley Farmland REIT, PBC (the “Company”) directly and indirectly owns 100% of Iroquois Valley Farms, LLC (“Iroquois Valley LLC”). The Company owns 99% of the membership interest of Iroquois Valley LLC directly, and controls the remaining 1% through the Company’s wholly owned subsidiary, Iroquois Valley TRS, Inc. Our financial position and results of our operations (as a whole) are reported on a consolidated basis.

Results of Operations

Below is a discussion of some important aspects of the results of our operations for two six-month periods: the six-month period ending June 30, 2023 (the “2023 Period”) and the six-month period ending June 30, 2022 (the “2022 Period”). Our discussion combines the operating results of Iroquois Valley LLC and the Company.

Revenues

Revenues from Leasing Activities

Revenues from lease income increased $319,966 or 33% from $968,159 in the 2022 Period to $1,288,125 in the 2023 Period. Included in these numbers are rental income and lease reimbursement income which increased $153,636 or 16% from $932,131 in the 2022 Period to $1,085,767 in the 2023 Period. These increases were due primarily to an increase in the number of owned farms. As of the end of the 2023 Period, we had 57 farms under leases having terms of six months to six years remaining. This compares to 53 farms under leases as of the end of the 2022 Period. Annualized rental income yield also increased from 3.3% in the 2022 Period to 3.5% in the 2023 Period.

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Variable rent and crop income revenue also increased $69,045 or 105% from $65,526 in the 2022 Period to $134,571 in the 2023 Period. The increase was due mainly to a $66,179 increase in variable rent resulting from favorable growing conditions.

Revenues from Lending Activities

Revenues from financing organic farmland increased $185,800 or 35% from $524,881 in the 2022 Period to $710,681 in the 2023 Period. This increase was due to a larger balance of long-term loans. As of the end of the 2023 Period, we had 50 loans with a balance of $26,015,550. This compares to 48 loans with a balance of $24,153,927 as of the end of the 2022 Period. The average annualized mortgage yield also increased from 4.4% in the 2022 Period to 5.5% in the 2023 Period.

Grant Revenue

We are the beneficiary of two grants. Under the terms of the grants, the Company receives reimbursements for certain expenses. We may also receive one-off grant revenue from donors supportive of our mission. Grant revenue for the 2023 Period was $99,359 compared to $69,262 for the 2022 Period.

Operating Line of Credit Interest Income

Operating line interest income for the 2023 Period was $58,340 compared to $61,210 for the 2022 Period. The $2,870 or 5% decrease was due to a lower balance of operating lines of credit. As of the end of the 2023 Period, we had nine loans and an operating line of credit receivable net balance of $1,675,300. This compares to 12 loans and an operating line of credit receivable net balance of $2,078,572 as of the end of the 2022 Period.

Other Income

Other Income increased $52,017 or 239% from $21,807 in the 2022 Period to $73,824 in the 2023 Period. Other Income derives from interest on cash balances, patronage income, wind lease rights and other property usage rights. These revenues are not our core business. Other income also includes fees collected as part of the farmer diligence and investment process. The increase during the 2023 period was due primarily to an increase in interest on cash balances.

Expenses

Overview of Expenses

The leases in our portfolio are structured as triple-net leases, under which the tenant is responsible for substantially all the property-related expenses, including taxes, maintenance, water usage and insurance either directly or as reimbursement under the terms of the lease. We do occasionally cover expenses associated with major capital improvements, with such expenses increasing the rental cost of the farmland. Similarly, our mortgage loan assets have limited direct costs given the nature of a loan asset.

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Thus, the cash expenses associated with our operations mainly consist of employee expenses, general and administrative expenses and professional fees associated with managing the portfolio rather than the assets directly. We expect to incur costs associated with employing our personnel, investment due diligence, marketing and promotion, dues and subscriptions, consulting fees, legal fees, and accounting fees. We believe that our operational platform is scalable and do not expect to see expenses grow at rates equivalent to those of our assets. We believe that we will be able to achieve economies of scale as our farmland portfolio grows and as our investment portfolio increases over-time. This will enable us to reduce our operating cost as a percentage of assets.

2023 Expenses

Our total operating expenses decreased by $30,913 or 2%, from $1,331,086 in the 2022 Period to $1,300,173 in the 2023 Period. The decrease was mainly due to a decline in the provision for bad debt and loan losses offset by increases in employee expenses and professional fees. Specific items include:

•	Employee expenses increased $172,623 or 28%, from $608,583 in the 2022 Period to $781,206 in the 2023 Period. The increase was due to an increase in salaries, bonuses, and benefits.

•	General and administrative expenses net increased $25,499 or 12% from $209,480 in the 2022 Period to $234,979 in the 2023 Period. The increase was due primarily to an increase in board compensation expense, office expenses and farm expenses offset by declines in dues and subscription expense and donations.

•	Provision for bad debts and loan losses decreased $337,135 from $46,274 in the 2022 Period to $(290,861) in the 2023 Period. The declines were due to the sale of a farm that resulted in the reversal of line of credit reserves; and the collection of receivables that led to the reversal of loan loss reserves.

•	Professional fees increased by $71,279 or 25% from $289,337 in the 2022 Period to $360,616 in the 2023 Period. Professional fees include accounting, legal and consulting fees. The increase was due primarily due to an increase in consulting fees, an increase in accounting fees, offset by a decline in licenses, filings, taxes and fees.

•	Real estate taxes increased $25,327 or 43% from $58,397 in the 2022 Period to $83,724 in the 2023 Period. The increase is due to a larger number of owned properties and higher rates.

•	Insurance decreased $2,721 or 15% from $18,749 in the 2022 Period to $16,028 in the 2023 Period.

•	Depreciation and amortization increased $14,216 or 14% from $100,265 in the 2022 Period to $114,481 in the 2023 Period due to the addition of more depreciable assets.

Interest Expense

Interest expense increased $21,252 or 8% from $256,007 in the 2022 Period to $277,259 in the 2023 Period. The increase was due mainly to a $27,663 increase in note interest expense.

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Conservation Innovation Grant

In 2019, we were awarded a $1.4 million CIG by the National Resource Conservation Service (“NRCS”). The grant became effective May 28, 2020 and originally ran through December 31, 2023. After renegotiating certain terms of the grant, it now runs through 2024. Under the terms of the grant, we receive reimbursement for certain expenses associated with increasing capital flow to farmers, and other qualified expenses. Given the contingent nature of the grant (reimbursements only made after we incur expenses related to the grant) we did not record the full grant amount as an asset related to future reimbursement payments. Instead, we record grant revenue after incurring expenses related to grant activities. We are reimbursed by the USDA monthly.

Liquidity and Capital Resources

We are seeking to raise up to $67,263,289 through the sale of our common stock, pursuant to the terms of SEC Regulation A+, Tier II (Reg A) and our Offering Statement initially “qualified” by the Securities and Exchange Commission on May 31, 2022, and as amended from time-to-time. From January 1 through June 30, 2023, we raised $2.6 million from this offering. This is a follow on offering to the Reg A Offering we conducted between May 3, 2019 – May 2, 2022.

Beginning in July 2023 we are raising up to $25,000,000 through the sale of a new series of unsecured promissory notes denominated as “Rooted in Regeneration Notes”. The net yield on these notes range between 1.5% and 3.0% with maturities ranging from three years to seven years. The Company will contribute annually an additional 1.0-1.5% principal on the Rooted in Regeneration Notes to our Rooted in Regeneration Pool, to be used to provide reduced interest rates on mortgages to historically underserved farmers, including BIPOC farmers.

Our main cash requirements relate to operating expenses and commitments associated with outstanding borrowings. We do not have any ongoing equity payment obligations except those that arise out of earnings and profits distributions as required under REIT tax law.

Our liquidity needs consist primarily of cash needed for organic farmland investments and borrowing obligations. Consistent with historical operations we intend to acquire additional farmland and provide financing backed by farmland. We also must service debt obligations, making principal and interest payments on existing debt and any additional debt we may incur. On a selective basis we may make capital expenditures on owned farmland. We plan to meet our long-term liquidity requirements through funding from this offering, cash-flow from operations and the issuance of secured and unsecured borrowings. Revenue has historically been sufficient to meet the needs of operating expenses.

The Company received a $103,528 PPP loan from the US government for COVID-19 financial relief. We were informed by the SBA that businesses that are primarily engaged in owning or purchasing real estate and leasing it for any purpose are not eligible for forgiveness of the loan. Therefore, principal and interest payments on the PPP loan were made in equal installments after a 10-month deferral period, as defined in the CARES Act. We completed our payment obligations under the PPP loan in the 2023 Period with a $10,666 principal payment.

We currently have $11.0 million of availability under revolving lines of credit from two different lenders. We currently do not have any funds borrowed on these lines. We primarily use these lines of credit to fund organic farmland investments, both direct real estate investments and loan financings. In the past, we have used proceeds from our private offerings (both equity and unsecured debt) to repay the line of credit borrowings.

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Non-GAAP Financial Information

FFO

The National Association of Real Estate Investment Trusts (“NAREIT”) developed funds from operations (“FFO”) as a relative non-GAAP supplemental measure of operating performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the same basis as determined under GAAP. FFO, as defined by NAREIT, is net income (computed in accordance with GAAP), excluding gains or losses from sales of property and impairment losses on property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The table below presents FFO and FFO per share for the 2023 Period and the 2022 Period.

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Net Income (Loss)	$923,660	$58,226
Net gain on sales of real estate	(270,763)	–
Depreciation and amortization	114,481	100,265
FFO	$767,378	$158,491
Number of shares outstanding	120,225.33	112,350.86
FFO per Share	$6.38	$1.41

Trend Information

Overview

The main factors affecting our operating results include demand for both organic and conventional food, the overall farm economy in the markets in which we own and finance farmland and our ability to control expenses and losses. Additionally, it should be noted that as a public benefit corporation the management team and board may weigh a multitude of factors when making decisions that could impact our financial performance and results.

Demand for Food

We expect that global demand for food (both conventional and organic) will grow, driven by the overall growth and increasing purchasing power of the global population. This growth is coming concurrent with a reduction in total farmland acres in developed nations caused by competing uses of land and environmental degradation. Some developing nations are expected to see increases in acres under agricultural production, but at growth rates significantly below those of the global population. These long- term macro trends create an overall favorable environment for agricultural production and farmland values. We expect these overall market conditions to benefit our farmers and our underlying asset base.

Growth trends in organic food are driven by consumers desire to eat food that is both better for personal health and better for the environment. Promoting healthy lifestyles is a common refrain with both public and private organizations. Additionally, millennial consumers tend to be more focused on food as a factor for personal health and a healthy environment than prior generations.

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Conditions in Our Farmland Markets

The overall farmland market is dominated by existing farm owners and operations, many of whom are family operators. This is true generally across the U.S. and within the markets we operate. As such, the underlying value of the overall farmland market and the markets of the regions in which we operate is largely dependent on the prices farmers are able to achieve from farm production. The economic health of producers and the overall farm economy, including the value of land, is largely driven by conventional agricultural output prices.

Changes in the value of farmland may have an impact on the value of our portfolio despite our business being focused on organic farmland. The overall value of the portfolio, and potentially the ability of our tenants and borrowers to obtain sources of capital for operations or equipment, is often based on the value of owned farmland and related assets.

Public Benefit Corporation Considerations

The Company is a public benefit corporation. Pursuant to our Certificate of Incorporation, our stated public benefit is enabling healthy food production, soil restoration, and water quality improvements through the establishment of secure and sustainable farmland access tenures.

The main way we achieve our public benefits is by leasing or financing farmland to organic family farmers that are using sustainable agricultural practices. Our main differentiating factor compared to more traditional landowner/lender/farmer relationships is that once we start working with a farmer, our goal is to keep working with that same farmer so long as he or she desires to keep the relationship intact. This will manifest itself in at least two ways.

First, we might accept lower financing rates upfront to facilitate the transition to organic certification. Under such circumstances, we look to recoup those lower rates at the back-end of a long-term lease, in some cases through lease payments tied to farmer revenues. We believe this non-traditional lease structure still reflects an overall market rate of return but is better structured to support the needs of the farmer.

Second, given our commitment to a given farm family, we are first going to seek reasonable compromises with a tenant or borrower, if and when a farmer becomes delinquent on payments. Such resolutions may not solely consider shareholders best interests but do further strengthen our farmer relationships. Ultimately, we believe that establishing and developing outstanding farmer relationships will allow us to work with premium operators thereby reducing overall payment risk despite individual decisions that in isolation may appear to be farmer friendly.

Other trends in our portfolio reflect this drive for long term relationships as well, including for example, our willingness to make multiple farmland investments with a single farmer, and the debut of our operating line of credit product in response to demand from our farmers.

Investors should understand that unlike a traditional corporation, the Company is not focused solely on profits, either short-term or long-term. Profits are important, but we try to balance profit-seeking with our public benefit goals.

ITEM 2 – OTHER INFORMATION

On July 28, 2023, the Board of Directors adopted a new equity incentive plan that includes the ability to issue restricted stock and options to employees and others. This plan was approved by the stockholders on September 13, 2023. No awards have yet been issued under this plan.

On September 13, 2023, the Company held its annual meeting of the stockholders. The three items on the agenda were (1) the election of four directors, namely, Arnold Lau, Joseph Mantoan, Malaika Maphalala, and Christopher Zuehlsdorff, each for a term of 3 years; (2) a proposal to amend the Company’s Certificate of Incorporation to effect an 8:1 forward stock split and increase the authorized number of shares of common stock from 1,000,000 to 3,000,000; and (3) to authorize a plan for equity compensation for Company employees, consultants, and directors. By receiving the requisite vote of shareholders, all three of the proposals passed.

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ITEM 3 – FINANCIAL STATEMENTS

Iroquois Valley Farmland REIT, PBC

Consolidated Financial Statements

June 30, 2023, June 30, 2022 and December 31, 2022

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Iroquois Valley Farmland REIT, PBC

CONSOLIDATED BALANCE SHEETS

June 30, 2023, June 30, 2022 and December 31, 2022

			Audited
ASSETS	June 30, 2023	June 30, 2022	Dec 31, 2022

Investments in real estate, at cost:
Land	$57,852,344	$53,213,780	$56,397,641
Land improvements, machinery and equipment	2,083,895	2,260,865	2,261,975
Buildings and building improvements	2,149,008	1,169,104	1,199,008
Investments in real estate held for sale	–	368,000	–

Total investment in real estate	62,085,247	57,011,749	59,858,624
Less accumulated depreciation	1,074,414	1,038,288	1,128,231

Net investment in real estate	61,010,833	55,973,461	58,730,393

Cash and cash equivalents	5,281,727	2,565,479	5,547,497
Accrued income	300,856	178,346	170,000
Accounts receivable, less allowance for doubtful accounts of $21,460, $145,208, and $89,247 at Jun 30, 2023, Jun 30, 2022 and Dec 31, 2022, respectively	830,880	846,373	1,107,646
Prepaids and other assets	65,769	397,878	206,364
Mortgage interest receivable, less allowance for doubtful accounts of $95,013, $98,386, and $123,618 at Jun 30, 2023, Jun 30, 2022, and Dec 31, 2022, respectively	113,381	110,008	84,776
Mortgage notes receivable, net of deferred origination fees and loan loss of reserves of $100,101, $122,137, and $258,385 at Jun 30, 2023, Jun 30, 2022, and Dec 31, 2022, respectively	26,015,550	24,153,927	25,256,284
Operating Lines of Credit receivable less loan loss reserves of $6,497, $50,172, and $108,246 at Jun 30, 2023, Jun 30, 2022 and Dec 31, 2022, respectively	1,675,300	2,078,572	1,782,087

Total other assets	34,283,463	30,330,583	34,154,654

Total assets	$95,294,296	$86,304,044	$92,885,047

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$580,758	$355,053	$580,680
Note payable, payroll protection program	–	12,076	10,666
Other current liabilities	–	142,285	–
Notes payable, unsecured	24,777,068	21,807,194	25,182,113

Total liabilities	25,357,826	22,316,608	25,773,459

STOCKHOLDERS' EQUITY

Controlling interests	69,583,853	63,638,869	66,742,902
Non-controlling interests	352,617	348,567	368,686

Total equity	69,936,470	63,987,436	67,111,588

Total liabilities and stockholders' equity	$95,294,296	$86,304,044	$92,885,047

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Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF INCOME

For the six months ended June 30, 2023, June 30, 2022, and the 12 months ended December 31, 2022

			Audited
	Six Months	Six Months	12 Months
	Ended	Ended	Ended
	June 30, 2023	June 30, 2022	Dec 31, 2022

Revenue
Rental income	$1,288,125	$968,159	$2,054,127
Mortgage interest income	710,681	524,881	1,234,480
Grant revenue	99,359	69,262	115,335
Operating line interest income	58,340	61,210	123,478
Other income	73,824	21,807	144,051

Total revenue	2,230,329	1,645,319	3,671,471

Operating expenses
Employee expenses	781,206	608,583	1,343,378
General and administrative, net	234,979	209,480	444,344
Provision for bad debts and loan losses	(290,861)	46,274	303,675
Professional fees	360,616	289,337	506,155
Real estate taxes	83,724	58,397	226,739
Insurance	16,028	18,749	34,470
Depreciation and amortization	114,481	100,265	195,192

Total operating expenses	1,300,173	1,331,086	3,053,953

Operating income	930,156	314,233	617,518

Interest expense	277,259	256,007	545,187

Net income (loss) before net gain on sales of real estate	652,897	58,226	72,331
Net gain on sales of real estate	(270,763)	–	(11,043)

NET INCOME (LOSS)	923,660	58,226	83,374

Net (loss) income attributable to noncontrolling interests	(7,977)	(13,150)	6,970

Net Income (loss) attributable to controlling interests	$931,637	$71,376	$76,404

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Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the six months ended June 30, 2023

	Common Stock (1)
	Shares Issued		Additional		Total	Non-
	and		Paid-in	Retained	Controlling	Controlling	Total
	Outstanding	Amount	Capital	Earnings	Interest	Interest	Equity

Stockholders' equity, January 1, 2023	117,860.550	$1,178	$46,554,287	$20,187,437	$66,742,902	$368,686	$67,111,588

Net income (loss)	–	–	–	931,637	931,637	(7,977)	923,660

Contributions from stockholders	3,187.740	32	2,588,678	–	2,588,710	–	2,588,710

Distributions to noncontrolling interests	–	–	–	–	–	(8,092)	(8,092)

Redemptions paid to stockholders	(822.963)	(8)	(659,186)	–	(659,194)	–	(659,194)

Syndication costs	–	–	–	(20,202)	(20,202)	–	(20,202)

Stockholders' equity, June 30, 2023	120,225.327	$1,202	$48,483,779	$21,098,872	$69,583,853	$352,617	$69,936,470

(1) 1,000,000 shares authorized, $0.01 par value; 120,225.327 shares issued and outstanding at June 30, 2023.

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Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2023 and June 30, 2022

	Six Months	Six Months
	Ended	Ended
	June 30, 2023	June 30, 2022
Cash flows from operating activities
Net income	$923,660	$58,226
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Provision for bad debt and loan losses	(290,861)	46,274
Depreciation and amortization	114,481	100,265
Net gain on sales of real estate	(270,763)	–
Deferred mortgage origination fees amortization	(4,615)	–
(Increase) decrease in assets
Accrued income	(130,856)	18,662
Accounts receivable	276,766	(361,593)
Prepaids and other assets	140,595	(243,425)
Interest accrued on mortgage and operating lines of credit receivables	–	(60,371)
Increase in liabilities
Accounts payable and accrued expenses	78	(152,747)
Other current liabilities	–	142,285

Net cash provided by (used in) operating activities	758,485	(452,424)

Cash flows from investing activities
Proceeds from sale of investments in real estate	3,628,983	–
Purchases of investments in real estate, at cost	(5,753,141)	(3,109,253)
Issuance of mortgage notes receivable	(1,979,230)	(6,616,065)
Principal payments received on mortgage notes receivable	1,385,086	531,377
Mortgage origination fees received	–	12,295
Net issuance of operating lines of credit receivable	208,536	(221,375)

Net cash used in investing activities	(2,509,766)	(9,403,021)

Cash flows from financing activities
Proceeds from notes payable, subordinated	175,000	1,986,951
Repayments of notes payable, subordinated	(525,045)	(660,000)
Repayment of note payable, paycheck protection program	(10,666)	(76,351)
Payment of syndication costs	(20,202)	(18,255)
Distributions to noncontrolling interests	(8,092)	–
Redemptions paid to stockholders	(659,194)	–
Contributions from stockholders	2,533,710	2,221,725

Net cash provided by financing activities	1,485,511	3,454,070

CHANGE IN CASH AND CASH EQUIVALENTS	(265,770)	(6,401,375)

Cash and cash equivalents, beginning of period	5,547,497	8,937,356

Cash and cash equivalents, end of period	$5,281,727	$2,535,981

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Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2023, June 30, 2022 and December 31, 2022

NOTE A - NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Operating Company), was formed in 2007 for the purpose of providing secure land access to organic farming families. Effective December 31, 2016, the Company was reorganized by its members contributing 99% of their membership interests to Iroquois Valley Farmland REIT, PBC (the Parent Company) and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc. (the TRS Subsidiary), a wholly owned subsidiary of Iroquois Valley Farmland REIT, PBC.

The Company positively impacts local, sustainable and organic agriculture through leasing farmland and mortgage funding with a focus on the next generation of organic farmers. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own sustainable farm business. Investments made by the Company are funded with new debt and / or equity. The Company operates as a self-administered and self-managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Iroquois Valley Farmland REIT, PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company). Current accounting standards clarify the identification of a variable interest entity ("VIE") and determine under what circumstances a VIE should be consolidated with its primary beneficiary. The Company has determined that MT Hi-Line, LLC has met the criteria of a VIE under the accounting standard related to consolidation of VIEs and that consolidated is required. MT Hi-Line, LLC is dependent on the support of the Company and was established for the purpose of managing an investment in farmland. All significant intercompany accounts and transactions are eliminated in consolidation.

2.  Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

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3. Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at June 30, 2023 and December 31, 2022:

	Location		Net Book	Net Book
	(County,	Date	Value at	Value at
Property Name	State)	Acquired	6/30/2023	12/31/2022

Iroquois Valley East and West Farms	Iroquois, IL	2007 and 2008	1,166,545	$1,177,300.03
Denker Farm	Livingston, IL	March 22, 2011	1,459,519	1,465,245
Pleasant Ridge Farm	Livingston, IL	May 18, 2011	480,247	483,770
Old Oak Farm	Huntington, IN	August 20, 2012	922,740	923,488
Red Oak Farm	Boone, IN	November 15, 2012	831,802	831,802
Rock Creek Farm	Will, IL	October 9, 2012	1,237,950	1,245,579
Hedge Creek Farm	Will, IL	December 28, 2012	635,592	635,592
Mary Ellen's Farm	Iroquois, IL	January 30, 2013	1,073,663	1,075,022
Mooday and Jackman Farms	Boone and Montgomery, IN	February 15, 2013	1,031,963	1,031,963
Shiawassee Farm	Shiawassee, MI	May 8, 2013	–	1,042,531
One Bottom Farm	Iroquois, IL	November 21, 2013	354,846	354,846
Sparta Woods Farm	Noble, IN	December 20, 2013	1,032,345	1,032,345
Two Roads Farm	Shelby, IL	March 11, 2014	2,277,803	2,282,882
Healing Ground Farm	Rockcastle, KY	June 17, 2014	127,001	127,001
Mystic River Farm	Monroe, WV	September 10, 2014	592,327	593,532
Brindle Farm	Allen, IN	September 19, 2014	519,101	519,578
South Grove Farm	Dekalb, IL	February 12, 2015	721,635	722,615
Mackinaw Farm	Ford, IL	February 20, 2015	1,079,881	1,081,224
Saginaw Bay Farm	Tuscola, MI	April 14, 2015	–	1,708,971
Jubilee Farm	Elkhart, IN	October 28, 2015	539,838	541,099
Yoder Farm	Allen, IN	November 24, 2015	534,889	535,120
Tower Road Farm	Dekalb, IL	February 29, 2016	831,825	832,361
Bahasaba Farm	Hill, MT	April 12, 2016	225,201	225,201
Lake Wawasee Farm	Noble, IN	April 21, 2016	660,284	660,284
Tippecanoe Farm	Kosciusko, IN	August 8, 2016	878,714	880,117
Flat Rock	Seneca, OH	May 15, 2017	2,878,926	2,878,926
Creambrook	Augusta, VA	May 22, 2017	1,235,395	1,235,575
Cottonwood	Hill, MT	September 1, 2017	1,015,880	1,021,228
South Fork	Livingston, IL	October 16, 2017	2,262,124	2,204,790
Battle Creek	Dekalb, IL	November 10, 2017	1,503,036	1,505,834
White River	Daviess, IN	May 24, 2018	1,908,744	1,908,744
Hidden Pasture	Schoharie, NY	July 24, 2018	277,338	282,264

14

Ten Mile	Lucas, OH	November 29, 2018	322,471	323,364
MT Hi-Line	Shelby, MT	January 17, 2019	1,559,697	1,559,697
Rock Creek North	Will, IL	November 11, 2019	1,303,541	1,304,886
Money Creek	McClean, IL	December 9, 2019	1,180,339	1,180,339
Eldert	Iroquois, IL	January 13, 2020	1,387,376	1,387,376
Parish	Kankakee, IL	April 29, 2020	1,876,500	1,876,500
Rock Creek East	Will, IL	May 4, 2020	664,689	665,559
Peterson	Iroquois, IL	June 8, 2020	429,000	429,000
Rock Creek West	Will, IL	November 4, 2020	612,219	608,145
Rock Creek 30	Will, IL	November 10, 2020	247,297	247,566
Sugar Creek	Boone, IN	October 6, 2020	1,842,787	1,843,828
Scheffers	Momence, IL	March 30, 2021	900,000	900,000
Sugar Creek West	Boone, IN	January 6, 2021	3,375,050	3,375,050
Tucker South	Calloway, KY	August 3, 2021	1,535,431	1,536,671
Pittwood	Iroquois, IL	November 3, 2021	947,216	947,216
Persch	Kankakee, IL	November 10, 2021	1,229,592	1,229,592
Scher	Hunington, IN	April 4, 2022	737,451	737,451
Temple	Tuscola, MI	April 28, 2022	522,000	522,000
Mantoan	Kankakee, IL	May 9, 2022	554,490	554,490
Harms	Dekalb, IL	June 13, 2022	1,070,860	1,070,860
Roann	Wabash, IN	July 28, 2022	712,000	712,000
Hearns	Iroquois, IL	August 11, 2022	571,974	571,974
Wright	Lee, IL	November 4, 2022	2,100,000	2,100,000
Doughty	LaSalle, IL	January 31, 2023	683,298
Osterman	Will, IL	February 9, 2023	309,421
Park Hill	Rutland, VT	February 15, 2023	1,706,787
Koontz	Starke, IN	March 3, 2023	2,332,192
			61,010,834	$58,730,393

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the undiscounted cash flows estimated to be generated from those assets. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flow related to the assets, as well as other fair value determinations.

To determine the estimated fair value, management utilizes independent third-party analyses for those properties owned for more than one year. At a minimum of once every three years the independent analysis is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on land appraised values if an impairment of the carrying cost has occurred. If the appraised value is less than the net carrying value of the property an impairment loss will be recorded. There are no impairments for the six (6) months ending June 30, 2023.

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	3 - 25 years
Buildings and building improvements	5 - 28 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized. All investments in real estate are leased to tenants under operating leases.

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4. Cash Equivalents

The Company maintains the majority of its cash balances with a lender that provides a $10 million line of credit. These cash equivalents are not restricted and can be withdrawn at any time without penalty.

5. Accrued Income, Accounts Receivable and Mortgage Interest Receivable

Accrued income consists of estimates of tenant farmer obligations due to the Company as well as the variable farm revenue and crop income as stated in the lease agreement. Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain multiple of rent (as defined in the individual lease agreements) and the excess being partially due to the Company. Crop income is income related to a crop share arrangement with one of the Company's farmers. Accounts receivable are uncollateralized tenant obligations due under normal trade terms. Mortgage interest receivable is mortgage interest income due to the Company. Management individually reviews all accrued income and receivables and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The carrying amount of accounts receivable and mortgage interest receivable are reduced by valuation allowances, if necessary, that reflect management's best estimate of recorded receivables which may be uncollectible based on specific information about tenant accounts, past loss experience, and general economic conditions. Bad debts are written off against the allowance for doubtful accounts when they are determined to be uncollectible.

6.  Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of REIT stock, including expenses related to the Reg A offering of our common stock. These costs are reflected as a direct reduction of stockholders' equity. Syndication costs of $20,202 and $18,919 were incurred for the six months ending June 30, 2023 and for the year ending December 31, 2022, respectively.

7. Revenue Recognition

Leases

The Company adopted Topic 842 as of January 1, 2019 under the modified retrospective method. The Company’s leases are substantially for land, and as a result the Company expects to derive the residual value of the land at the end of the lease term. That residual value is expected to be substantially the same as the current book value.

Rental income is recognized when earned as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases. Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease. Lease reimbursements are recognized as earned in the same period the expenses are incurred.

Mortgage Interest Income

Mortgage and operating lines of credit interest income is recognized when due as provided under the agreements in place. Deferred origination fees are amortized to interest income ratably over the life of the related agreements.

16

Grant Revenue

The Company has elected to account for government grants in accordance with IAS 20. Under IAS 20, government grants are recognized as income when it is probable that the Company will comply with the conditions of the grant and that the grant will be received. The Company recognizes proceeds under grant programs in a systematic basis over the period in which the Company recognizes as expenses the related costs for which the grant is intended to compensate. The Company has further elected to record the grant income separately from the related expenses.

8. Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests. Management intends to adhere to these requirements and maintain the REIT status. As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements. The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

9. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. The provision for credit losses is considered a significant estimate. See Note C for the Company’s policies on risk rating of the mortgage, operating line of credit and lease portfolio. The fair value of compensation expense related to membership options is considered a significant estimate due to the variability of estimates of expected life, risk-free interest rate, expected dividends, and volatility utilized in the calculation of fair value. While management’s estimates of fair value of compensation expense are reasonable, the actual results could differ and have a significant impact on the financial statements.

10. Significant Accounting Standard Applicable In Future Years

Allowance for Loan and Lease Losses

The FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326) (ASU 2016-13), in June 2016. ASU 2016-13 will require entities to update their credit loss model to the current expected credit losses (CECL) model. This CECL model will require entities to estimate the credit losses expected over the life of an exposure (or pool of exposures). These updates change how entities will measure potential credit losses for most financial assets and certain other instruments that are not measured at fair value. The CECL Standard replaces the incurred loss approach under existing guidance with a current expected credit loss model for instruments measured at amortized cost, which requires these assets to be presented net of an allowance for credit losses. The net carrying value of an asset under the CECL Standard is intended to represent the amount expected to be collected on such assets and requires entities to deduct allowances for potential losses on held-to-maturity debt securities.

ASU 2016-13 is effective for the Company's December 31, 2023 financial statements and thereafter. Management is currently evaluating the effect the CECL model will have on the Company’s financial statements and will implement ASU 2016-13 using a modified retrospective approach.

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NOTE C - MORTGAGE NOTES AND OPERATING LINES OF CREDIT RECEIVABLE

The Company established a farmland financing policy to provide mortgages and operating lines of credit financings for organic and sustainable farmers to purchase farmland to achieve certified organic standards. The Company's financing policy requires extensive background and credit checks and that each farmland mortgage and line of credit be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 35% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

Mortgage notes and operating lines of credit receivables are reported at their outstanding principal balances net of any allowance for doubtful accounts and unamortized origination fees. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable generally require monthly interest only payments for the first five years with principal and interest payments thereafter. Select mortgage notes require principal and interest payments throughout the term of the notes. Prepayments are allowed. Operating lines of credit generally accrue monthly interest payments throughout the term. Select operating lines of credit require current pay interest. Mortgage notes are collateralized by real estate and improvements thereon. Operating lines of credit are generally collateralized by inventory. Interest income recognized related to mortgage notes receivable totaled $710,681 and $524,881 during the six months ended June 30, 2023 and 2022, respectively. Interest income recognized related to operating lines of credit totaled $58,340 and $61,210 during the six months ended June 30, 2023 and 2022, respectively.

Management closely monitors the quality of the mortgage notes and operating lines of credit receivable portfolio and has established a review process designed to help grade the quality and profitability of the Company’s mortgage notes and operating lines of credit receivable portfolio. The Company utilizes an internal risk rating system to evaluate credit risk. It assigns an internal risk rating based on an assessment of each borrower’s financial condition. The credit quality grade helps management make a comparable assessment of each mortgage notes and operating lines of credit receivable’s credit risk.

Using this data, the Company evaluates the borrower’s liquidity, financial strength, management effectiveness, and operating efficiency and assigns one of four ratings: performing, watch, at-risk, and default. The Company establishes an allowance for loan losses to reserve against potential losses from non-performing loans. An allowance for loan loss is established for mortgages when payments are over 90 days late and the outstanding principal balance exceeds 80% of the appraised value of the underlying collateral. A reserve for uncollectible interest receivable is established based on the assigned risk rating of the underlying loan. The following tables present the Company's mortgage notes receivable and operating lines of credit receivable and status as of June 30, 2023 and December 31, 2022:

Summary of Mortgage Notes Receivable as of June 30, 2023 and December 31, 2022

Rating	Outstanding Balance	Reserve for Interest Receivable	Outstanding Balance	Reserve for Interest Receivable
Type	6/30/2023	6/30/2023	12/31/2022	12/31/2022

Performing	$20,590,355	$–	$18,987,062	$–
Watch	2,171,999	5,846	2,636,481	7,406
At-risk	2,333,297	27,965	1,879,661	19,116
Default	1,020,000	61,200	2,011,465	97,096

Total loans	$26,115,651	$95,011	$25,514,669	$123,618
Allowance for loan losses	–		(160,507)
Net deferred origination fees	(100,101)		(97,878)

Net loans	$26,015,550		$25,256,284

Interest rate range	1.25 -8.25%		1.25 - 8.00%
Maturity date range	2023 - 2052		2023 - 2052

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Summary of Operating Lines of Credit as of June 30, 2023 and December 31, 2022

	Outstanding	Reserve for	Outstanding	Reserve for
Rating	Balance	Interest Receivable	Balance	Interest Receivable
Type	6/30/2023	6/30/2023	12/31/2022	12/31/2022

Performing	$1,039,693	$–	$654,322	$–
Watch	642,104	–	578,675	–
At-risk	–	–	–	–
Default	–	–	657,336	–

Total loans	$1,681,797	$–	$1,890,333	$–
Allowance for loan losses	(6,497)		(108,246)
Net deferred origination fees	–		–

Net loans	$1,675,300		$1,782,087

Interest rate range	5.00 - 8.25%		5.00 - 8.00%
Maturity date range	2023 - 2026		2023 - 2026

NOTE D - REVOLVING LINES OF CREDIT

During 2020, the Company entered into a $1,000,000 line of credit with a lender which expires on November 10, 2023. There were no outstanding borrowings as of June 30, 2023 and December 31, 2022. Interest is payable monthly at the bank's adjusted one-month SOFR base rate plus an applicable margin (2.10%), with a floor of 3.10%. The line is collateralized by the Tower Road Farm. The Company is subject to certain restrictive covenants.

During 2023, the Company expanded an existing $2,500,000 line of credit to $10,000,000. The line is interest only through May 1, 2029 and interest and principal through maturity on May 1, 2053. There were no outstanding borrowings at June 30, 2023 on the line of credit. Interest is payable annually at the bank's adjusted one-month SOFR base rate plus an applicable margin (2.35%). The line is collateralized by real estate in the IL counties of Iroquois, Livingston, Dekalb, Kankakee and Shelby. The Company is subject to certain restrictive covenants.

There was no interest expensed during the six months ended June 30, 2023 or the year ended December 31, 2022. There was no accrued interest at June 30, 2023 or December 31, 2022.

NOTE E - NOTES PAYABLE, UNSECURED-RELATED PARTY TRANSACTIONS

The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual promissory notes issued across multiple series and term notes.

19

Beginning February 7, 2017, the Company issued an offering of promissory notes titled “Soil Restoration Notes” at a maximum offering of $5,000,000. That offering was replaced with a similar offering of Soil Restoration Notes on June 15, 2018. On December 12, 2019, the offering of 2018 Soil Restoration Notes was closed at a final subscription amount of $6,100,000. Beginning March 1, 2020, the Company issued an offering of Soil Restoration Notes at a maximum offering of $10,000,000. All 2017 Soil Restoration Notes matured on July 15, 2020 and noteholders were allowed to rollover their balances to a 2020 Soil Restoration Note. Soil Restoration Notes totaling $2,295,000 were transferred to new 2020 Soil Restoration Notes. In accordance with these Soil Restoration Notes, the Company also funds an organic transition pool to support the tenants and farmers during the organic transition period by primarily providing financial assistance to projects geared toward improving soil quality. See Note K for a description of a grant received which has reduced the costs associated with issuing the notes. On July 30, 2021 the offering of 2020 Soil Restoration Notes was closed at a final subscription amount of $8,302,000.

Beginning December 15, 2021 the Company issued an offering of Series IV Soil Restoration Notes at a maximum offering of $10,000,000. This issuance does not fund the organic transition pool. Additional Soil Restoration Notes advanced during the six months ended June 30, 2023 and the year ending December 31, 2022 aggregated $175,000 and $5,812,000 respectively.

Soil Restoration Notes totaling $21,444,000 and $20,789,000 were outstanding as of June 30, 2023 and December 31, 2022, respectively. Soil Restoration Notes are issued as individual promissory notes which bear interest between 0.00% and 2.50%, payable semiannually on January 15th and July 15th. Principal is due in full at maturity, which ranges between 2023 and 2028. Soil Restoration Notes are uncollateralized.

Other promissory notes and term notes, totaling $3,333,067 and $4,393,112 as of June 30, 2023 and December 31, 2022, respectively, have interest due semi-annually, ranging from 1.25% to 3.35% with principal due in full at maturity. The notes have various original maturity dates from 2023 through 2028. One series includes an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized.

Aggregate interest expensed during the six (6) months ended June 30, 2023 and the year ended December 31, 2022 was $274,728 and $545,187, respectively, related to the notes payable. Accrued interest at June 30, 2023 and December 31, 2022 totaled and $234,511 and $237,930, respectively, related to the notes payable.

Future original maturities of the aggregate notes payable as of December 31, 2022 are as follows:

2023	$7,185,000
2024	916,667
2025	5,591,667
2026	5,301,779
2027	6,112,000
Thereafter	75,000

$25,182,113

NOTE F - NOTE PAYABLE, PAYCHECK PROTECTION PROGRAM

On April 23, 2020, the Company entered into a $103,528 U.S. Small Business Administration ("SBA") Paycheck Protection Program note payable. The note payable incurred interest at a fixed rate of 1.00% and matured on April 23, 2022. The note was unsecured and was eligible for forgiveness subject to the provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Principal and interest payments were made in equal installments after a 10-month deferral period, as defined in the CARES Act. The Company applied for forgiveness, but during 2021 the SBA denied the request. The remaining balance of $10,666 was repaid in 2023.

20

NOTE G - RENTAL INCOME

The Company leases its real estate to farm operators generally under five-year initial terms. The leases automatically renew for two-year terms following the initial term and any subsequent renewals. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. Variable cash lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues. All leases require the farm tenant to maintain federal crop insurance on insurable crops for the duration of the lease. Rental income consists of fixed lease payments of $995,409 and $1,708,425, variable lease payments of $94,571 and $99,438, and lease reimbursements of $90,358 and $140,003 for the six months ended June 30, 2023 and the year ended December 31, 2022, respectively. The Company manages risk associated with the residual value of its leased assets by leasing primarily land to lessees which management believes will maintain the residual value consistent with the current book value.

Future minimum base rentals on noncancelable operating leases for the years ending December 31 are as follows:

2023	$1,803,426
2024	1,489,332
2025	1,061,185
2026	821,600
2027	455,244
Thereafter	215,092

$5,845,879

NOTE H - STOCK OPTION PLAN

As of June 30, 2023, the Company did not have a formal stock option plan. The Company has in the past from time to time granted incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years. In the six months ended June 30, 2023, no options were exercised or granted. In 2022, 287 options were exercised at a range from $508 - $552 per share and none were granted.

On July 28, 2023, the Board of Directors adopted a new equity incentive plan that includes the ability to issue restricted stock and options to employees and others. This plan was approved by the stockholders on September 13, 2023. No awards have yet been issued under this plan.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during prior years. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years).

There was no option-based compensation expense recognized in the statements of operations for the six (6) months ended June 30, 2023 and the year ended December 31, 2022.

During 2022, the Company entered into Non-Employee Director Compensation Policy which calls for issuance of $5,000 of Company stock to each qualifying director at each annual meeting, subject to certain vesting and other restrictions. Under the terms of this policy, the Company issued $25,000 worth of stock during 2022. This amount has been recorded as compensation expense and is included in general and administrative expenses during the year ended December 31, 2022.

21

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

Option activity for the six (6) months ended June 30, 2023 is as follows:

Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2023	600	$554.67	5 years
Granted	–	–	N/A
Exercised	–
Cancelled/forfeited	–

June 30, 2023	600	$554.67	5 years

Exercisable at June 30, 2023	600		5 years

There were no options vested during the six months ended June 30, 2023.

Option activity for the year ended December 31, 2022 is as follows:

			Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2022	887	$548.27	6 years
Granted	–	–	N/A
Exercised	(287)
Cancelled/forfeited	–

December 31, 2022	600	$554.67	5 years

Exercisable at December 31, 2022	600		5 years

There were no options vested during the year ended December 31, 2022.

22

NOTE I - CONCENTRATIONS OF RISK AND UNCERTAINTIES

1.   Uninsured Cash

The Company maintains its cash balances at financial institutions located in the United States. These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender (see Note B-4), which is not a federally insured institution. The Company has approximately $3,000,000 of uninsured cash at June 30, 2023.

2.   Real Estate Concentration

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States (see Note B-3). The general health of that industry could have a significant impact on the fair value of investments held by the Company.

3.   COVID -19

The direct and indirect impacts of the current COVID-19 outbreak on the Company’s investments in real estate, borrowers, operations, and financing arrangements are currently unknown, as is the duration and severity of any impacts that the Company may experience. The Company has not experienced significant payment delays for leases and loans. While the Company's results of operations, cash flows and financial condition have not been significantly impacted through June 30, 2023, the Company continues to monitor the aging of its receivables, cash collections from tenants, and occupancy rates. Due to the uncertainty, the extent of any future impact cannot be reasonably estimated at this time.

NOTE J - OPERATING LEASE OBLIGATIONS

The Company leases office space under the terms of an operating lease that expires April 2024. Monthly payments under the leases aggregate $895. Total rent expense was $10,040 and $19,350, respectively, for the six months ended June 30, 2023 and the year ended December 31, 2022.

As of June 30, 2023, future minimum lease payments required under the operating lease are as follows:

2023	$5,370
2024	3,580
$8,950

NOTE K - CONSERVATION INNOVATION GRANTS - GAIN CONTINGENCY

In 2019, the Company was awarded a Conservation Innovation Grant from the National Resources Conservation Service, a division of the United States Department of Agriculture that currently expires in 2024. The purpose of the grant was renegotiated in 2023. Under the terms of the renegotiated grant, the Company receives reimbursement for certain expenses associated with the Rooted in Regeneration Notes offering (see Note M), developing additional innovative note products, and other qualified expenses. The payments under the grants during the six (6) months ended June 30, 2023 and the year ended December 31, 2022 were approximately $99,000 and $123,000, respectively, and have been included as grant revenue in the accompanying statements of income. Given the contingent nature of the grants the Company has not recorded the full grant amounts as an asset related to future reimbursement payments. The Company has recorded a receivable from the grants of approximately $44,000 and $75,000 for the six months ended June 30, 2023 and the year ended December 31, 2022, respectively, which is included in prepaids and other assets in the accompanying financial statements.

23

NOTE L – EMPLOYMENT AGREEMENT

The Company entered into a deferred compensation agreement with the Company’s co-founder and former CEO, which requires payments during 2022 through 2033 and service requirements during 2022 through 2033. The agreement calls for a $125,000 salary to be paid for the years 2022 through 2033. Additionally, for 10 years commencing on January 1, 2024, a lump sum payment of $25,000 per annum will be paid.

NOTE M – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 15, 2023, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than as described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

Beginning July 15, 2023, the Company issued an offering of promissory notes titled “Rooted in Regeneration Notes” at a maximum offering of $25,000,000. In accordance with these Rooted in Regeneration Notes (“RNR”), the Company also funds an RNR Pool. The RNR Pool will be used to provide discounts on the mortgage interest rate for eligible participating farmers. Eligible farmers under these RNR notes must be classified as socially disadvantaged under the USDA (generally, BIPOC farmers) and engaged in conservation practices. See Note K for a description of a grant received which has reduced the costs associated with issuing the RNR notes.

On July 15, 2023 the $6,100,000 of 2018 Soil Restoration Notes matured, and noteholders were allowed to rollover their balances to RNR notes, convert to Iroquois Valley shares or redeem for cash.

During August 2023, the Company provided approximately $1,200,000 of mortgage financing to a 130-acre farm in Robertson County TN.

Between June 30, 2023 and September 15, 2023, the Company issued approximately $40,000 net of operating lines of credit.

Between June 30, 2023 and September 15, 2023, the Company issued approximately $2,256,318 of REIT stock and $2,155,000 of Rooted in Regeneration notes.

On July 28, 2023, the Board of Directors adopted a new equity incentive plan that includes the ability to issue restricted stock and options to employees and others. This plan was approved by the stockholders on September 13, 2023. No awards have yet been issued under this plan.

On September 13, 2023, the Company held its annual meeting of the stockholders. The three items on the agenda were (1) the election of four directors, namely, Arnold Lau, Joseph Mantoan, Malaika Maphalala, and Christopher Zuehlsdorff, each for a term of 3 years; (2) a proposal to amend the Company’s Certificate of Incorporation to effect an 8:1 forward stock split and increase the authorized number of shares of common stock from 1,000,000 to 3,000,000; and (3) to authorize a plan for equity compensation for Company employees, consultants, and directors. By receiving the requisite vote of shareholders, all three of the proposals passed.

24

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evanston, State of Illinois, on September 29, 2023.

IROQUOIS VALLEY FARMLAND REIT, PBC

By: /s/ Christopher Zuehlsdorff

Name: Christopher Zuehlsdorff

Its: Chief Executive Officer

By: /s/ Mark D. Schindel

Name: Mark D. Schindel

Its: Chief Financial Officer

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